UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

Earnings Release

OI 3Q21



Investor Relations

November 10, 2021

Earnings Release November 10, 2021

Video Conference in English

November 11, 2021
12:00 pm (Brasília)
10:00 am (NY) / 3:00 pm (UK)
ZOOM: click here

Video Conference in Portuguese

SIMULTANEOUS TRANSLATION

November 11, 2021
12:00 pm (Brasília)
10:00 am (NY) / 3:00 pm (UK)
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Consolidated Information and Results (Unaudited)

This report contains the operational and financial performance of Oi S.A. – under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") – and its subsidiaries for the third quarter of 2021.

HIGHLIGHTS OF BRAZILIAN OPERATIONS

OPERATIONAL EXECUTION ON TRACK, WITH FIBER KEEPING STRONG PACE, RESIDENTIAL REVENUE CONFIRMING SOLID TURNAROUND, DECLINING COSTS AND MARGIN EXPANSION


LEADING HPs ADDITIONS IN 8 OF THE LAST 10 QUARTERS
LEADING NET ADDITIONS IN 7 OF THE LAST 8 QUARTERS
FIBER
13.5 MM Total HPs
1.4 MM New HPs in 3Q21
3.2 MM Total HCs
326 K New HCs in 3Q21
24% Average take-up
REVENUE
RESIDENTIAL TURNAROUND
+2.4% yoy increase of residential revenue
fiber revenues growing more than legacy decline
+6.5% yoy growth of SME revenues
+3.4% increase qoq. Fiber also supporting revenue growth in the segment
EBITDA
1.4 BN
+0.5% yoy and +14% qoq
32.3% Margin
+1.4p.p. yoy and +3.0p.p. qoq
CASH
R$ 4.1 BN
R$ 2.0 BN Oi Mobile Bridge
R$ 4.5 BN Bond refinancing
-R$ 3.8 BN DIP Payment
JR PLAN
Approval of the partial sale of UPI InfraCo by CADE.
ANATEL Technical report recommended approval of the UPI Mobile sale
CADE's General Superintendency report recommended approval of the UPI Mobile sale

Summary

Table 1 – Highlights

in R$ million or otherwise stated	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Oi S.A. Consolidated								
Total Net Revenues	**4.520**	**4.706**	**4.389**	**-3.9%**	**3.0%**	**13.362**	**13.998**	**-4.5%**
Routine EBITDA	**1.460**	**1.462**	**1.284**	**-0.2%**	**13.7%**	**3.883**	**4.354**	**-10.8%**
Routine EBITDA Margin (%)	32.3%	31.1%	29.3%	1.2 p.p.	3.0 p.p.	29.1%	31.1%	-2.0 p.p.
Net Income (Loss) attributable to owners of the Company	-4,813	-2,638	1,139	82.4%	-522.6%	-6,711	-12,328	-45.6%
Net Debt	29,899	21,243	25,696	40.7%	16.4%	29,899	21,243	40.7%
Available Cash	4,132	5,686	3,421	-27.3%	20.8%	4,132	5,686	-27.3%
CAPEX	1,825	2,018	1,896	-9.6%	-3.8%	5,594	5,576	0.2%

in R$ million or otherwise stated	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
BRAZIL								
Total Net Revenues	**4,464**	**4,648**	**4,333**	**-4.0%**	**3.0%**	**13,192**	**13,837**	**-4.7%**
Routine EBITDA	**1,443**	**1,437**	**1,271**	**0.5%**	**13.6%**	**3,843**	**4,382**	**-12.3%**
Routine EBITDA Margin (%)	32.3%	30.9%	29.3%	1.4 p.p.	3.0 p.p.	29.1%	31.7%	-2.6 p.p.
CAPEX	1,812	2,006	1,883	-9.6%	-3.8%	5,555	5,536	0.3%
Routine EBITDA - CAPEX	-369	-568	-613	-35.1%	-39.8%	-1,712	-1,154	48.4%

Net Revenues

Table 2 – Breakdown of Net Revenues

	Quarter					9 months			Weight %	
R$ million	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY	3Q21	3Q20
Consolidated Total Net Revenues	**4,520**	**4,706**	**4,389**	**-3.9%**	**3.0%**	**13,362**	**13,998**	**-4.5%**	**100%**	**100%**
Brazil	**4,464**	**4,648**	**4,333**	**-4.0%**	**3.0%**	**13,192**	**13,837**	**-4.7%**	**98.7%**	**98.8%**
New Oi	**2,223**	**2,284**	**2,215**	**-2.7%**	**0.4%**	**6,652**	**6,949**	**-4.3%**	**49.2%**	**48.5%**
Residential	1,335	1,303	1,308	2.4%	2.1%	3,953	3,877	2.0%	29.5%	27.7%
B2B	869	958	882	-9.3%	-1.5%	2,630	2,999	-12.3%	19.2%	20.4%
Other services	20	23	26	-13.4%	-23.7%	69	73	-5.6%	0.4%	0.5%
Discontinued Operations	**2,240**	**2,364**	**2,118**	**-5.2%**	**5.8%**	**6,540**	**6,888**	**-5.1%**	**49.6%**	**50.2%**
International Operations	**57**	**58**	**55**	**-1.9%**	**3.0%**	**171**	**161**	**6.1%**	**1.3%**	**1.2%**
Revenue Generating Units (RGU) – ('000)	**55,464**	**52,156**	**55,319**	**6.3%**	**0.3%**	**55,464**	**52,156**	**6.3%**	**100%**	**100%**
New Oi	**13,733**	**14,397**	**13,891**	**-4.6%**	**-1.1%**	**13,733**	**14,397**	**-4.6%**	**24.8%**	**27.6%**
Residential	10,125	10,615	10,253	-4.6%	-1.2%	10,125	10,615	-4.6%	18.3%	20.4%
B2B	3,475	3,626	3,503	-4.2%	-0.8%	3,475	3,626	-4.2%	6.3%	7.0%
Public Telephones	133	157	136	-15.4%	-2.1%	133	157	-15.4%	0.2%	0.3%
Discontinued Operations	**41,731**	**37,759**	**41,427**	**10.5%**	**0.7%**	**41,731**	**37,759**	**10.5%**	**75.2%**	**72.4%**
Mobile	40,702	36,537	40,333	11.4%	0.9%	40,702	36,537	11.4%	73.4%	70.1%
DTH TV	1,030	1,223	1,094	-15.8%	-5.9%	1,030	1,223	-15.8%	1.9%	2.3%

Consolidated net revenues totaled R$ 4,520 million in 3Q21 (+3.0% q.o.q. and +3.9% y.o.y.).

Net revenues from Brazilian operations ("Brazil") totaled R$ 4,464 million (+3.0% q.o.q. and -4.0% y.o.y.). Net revenue from international operations (Africa and East Timor) totaled R$ 57 million, up 3.0% over 2Q21 and down 1.9% from 3Q20.

Net revenues from continued operations in Brazil amounted to R$ 2,223 million in 3Q21 (-2.7% y.o.y. and +0.4% q.o.q.).

Residential

Table 3 – Net Revenues and RGUs of the Residential segment (Continued Operations)

	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Residential								
Net Revenues (R$ million)	**1,335**	**1,303**	**1,308**	**2.4%**	**2.1%**	**3,953**	**3,877**	**2.0%**
Fiber	**751**	**383**	**654**	**96.4%**	**14.8%**	**1,966**	**832**	**136.4%**
Copper	**583**	**921**	**653**	**-36.6%**	**-10.7%**	**1,987**	**3,045**	**-34.7%**
Copper Voice	393	597	448	-34.2%	-12.3%	1,351	1,950	-30.8%
Copper Broadband	190	323	205	-41.1%	-7.3%	637	1,095	-41.8%
Revenue Generating Units (RGU) - ('000)	**10,125**	**10,615**	**10,253**	**-4.6%**	**-1.2%**	**10,125**	**10,615**	**-4.6%**
Fiber	**5,946**	**3,276**	**5,345**	**81.5%**	**11.2%**	**5,946**	**3,276**	**81.5%**
Fixed Broadband	2,936	1,616	2,638	81.7%	11.3%	2,936	1,616	81.7%
Fixed Line in Service	2,919	1,578	2,615	85.0%	11.6%	2,919	1,578	85.0%
IPTV	90	81	93	10.6%	-3.2%	90	81	10.6%
Copper	**4,179**	**7,339**	**4,908**	**-43.1%**	**-14.8%**	**4,179**	**7,339**	**-43.1%**
Fixed Line in Service	2,822	4,908	3,302	-42.5%	-14.6%	2,822	4,908	-42.5%
Fixed Broadband	1,358	2,431	1,605	-44.2%	-15.4%	1,358	2,431	-44.2%
FTTH - Homes Connected (HC's)	**2,975**	**1,659**	**2,677**	**79.3%**	**11.1%**	**2,975**	**1,659**	**79.3%**

Net revenues from continued operations in the Residential segment totaled R$ 1,335 million in 3Q21 (+2.1% q.o.q. and +2.1% y.o.y.), confirming the segment's turnaround as a result of the successful execution of the expansion strategy of Fiber services. Revenues from Fiber services are already higher than revenues from copper services, reaching R$ 751 million in the quarter, representing a 56% share of the segment's total revenue.

At the end of the period, the Company had 10,125 thousand RGUs in the Residential segment, (-1.2% q.o.q. and -4.6% y.o.y.). RGUs in the Fiber residential segment reached 5,946 thousand and already represent 59% of the RGUs in the segment.

FIBER

The Company maintained the strong pace of network expansion and FTTH accesses. The quarter ended with 13.5 million homes passed with fiber (HPs), an addition of 1.4 million new HPs to the Company's base, averaging over 468 thousand HPs per month in 3Q21.

In 3Q21, FTTH net additions of homes connected totaled 326 thousand customers (298 thousand in the Residential segment), averaging over 100 thousand new customers per month. Oi closed 3Q21 with around 3.2 million Homes Connected (HCs) to fiber (3.0 million of which in the Residential segment) and a take-up rate of 23.5%. The objective of the fiber plan is to reach a take-up rate above 25% by the end of 2024. This was the sixth consecutive quarter that the Company connected more than 300 thousand HPs to its customer base.

The Company continues executing its FTTH investiment plan and expanding installation, support, sales and marketing initiatives. Cohorts with more than one year of installation have already reached 25% in take-up and cohorts with over 15 months of installation are already close to 30%. The cohorts from September 2019 (24 months) reached a take-up rate of 32.5% at the end of 3Q21.

Fiber ARPU was R$ 89 in 3Q21, up 1.6% over 3Q20 and 3.1% higher than in 2Q21. The sales strategy continued to obtain impressive results and fiber already accounts for 59% of residential RGUs. In 2Q21, this percentage was approximately 52% and 31% in 2Q20. In 3Q21, 10.5% of Fiber customers had broadband plans of 400MB or higher. In this quarter, 19% of new plans sold were for 400MB or higher. Fiber is already available in 195 municipalities across the country. Oi's market share averages higher than 14.5% in this universe.

Fiber revenues reached R$ 805 million in 3Q21, with R$ 751 million from residential customers and R$ 54 million from companies (B2B), showing 100% annual growth and 17% sequential growth. As a result, the annualized fiber revenue is already at a level above R$ 3.2 billion.

Fiber revenues already account for 56% of total residential revenues in 3Q21, compared to 29% of the total amount in 3Q20 and 50% in the previous quarter. The success of the fiber project boosted the residential revenue turnaround. Fiber reversed the structural downward trend in residential revenues (due to legacy services) and the segment has already posted annual revenue growth for two consecutive quarters.

Legacy (Copper Fixed Voice, Copper Broadband and Others)

Oi closed 3Q21 with 2,822 thousand copper fixed voice customers in the Residential segment (-14.6% q.o.q. and -42.5% y.o.y). In copper broadband, the Company recorded 1,358 thousand RGUs in the segment, down 15.4% in the quarter and 44.2% lower in the annual comparison.

Demand for copper services continue to decline, as these services are been replaced by mobile services and more advanced technologies in residential services, with lower latency and greater reliability, such as Fiber broadband.

In addition to the decline in demand for legacy products, the Company continues to reduce its commercial focus on these services and accelerating the replacement of copper with fiber. Commercial and financial efforts are focus to accelerate the FTTH project, maximizing value creation for the Company.

B2B

Table 4 – Net Revenues and RGUs of the B2B segment (Continued Operations)

B2B	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Net Revenues (R$ million)	**869**	**958**	**882**	**-9.3%**	**-1.5%**	**2,630**	**2,999**	**-12.3%**
Oi Soluções (Corporate)	**571**	**667**	**583**	**-14.5%**	**-2.1%**	**1,741**	**2,041**	**-14.7%**
IT	97	109	95	-10.8%	2.4%	281	333	-15.6%
Data	275	323	283	-14.8%	-2.6%	847	1,009	-16.1%
Other	198	235	205	-15.8%	-3.3%	613	700	-12.4%
Small Enterprises	**217**	**204**	**210**	**6.5%**	**3.4%**	**631**	**634**	**-0.5%**
Fiber	53	19	36	174.2%	46.8%	121	43	178.8%
Other	164	184	173	-11.1%	-5.6%	510	591	-13.7%
Wholesale Legacy	**81**	**87**	**89**	**-7.1%**	**-9.3%**	**258**	**324**	**-20.2%**
Revenue Generating Units (RGU) - ('000)	**3,475**	**3,626**	**3,503**	**-4.2%**	**-0.8%**	**3,475**	**3,626**	**-4.2%**
Fiber	344	147	286	134.8%	20.2%	344	147	134.8%
Copper Voice	2,884	3,121	2,943	-7.6%	-2.0%	2,884	3,121	-7.6%
Copper Broadband	246	358	273	-31.2%	-9.8%	246	358	-31.2%

Net revenues from continued operations in the B2B segment totaled R$ 869 million in 3Q21, down 9.3% over 3Q20 and 1.5% lower than in 2Q21.

The Company closed 3Q21 with 3,475 thousand RGUs in the segment (-4.2% y.o.y. and -0.8% q.o.q.).

Oi Soluções (Corporate)

After the launch of the new brand "Oi Soluções", Oi positioned itself as an integrator and a provider of digital solutions for Telecommunications and IT (Information Technology) with customized and consulting services, offering a comprehensive portfolio of ICT (Information and Communication Technology) solutions.

Segment revenues are still impacted by the instability of the brazlian economic scenario, and the restrictions imposed by the COVID-19 pandemic. Data and Copper legacy revenues once again suffered contracts renegotiations with companies and governments who requested price reductions. IT revenues, which are the Company's focus for the segment's turnaround, showed sequential growth, but still timid, as the players of this market are still waiting for solid signs of an economic recovery to return to invest in telecom projects.

Net revenues from continued operations in the Oi Soluções segment totaled R$ 571 million in 3Q21, down 14.5% over 3Q20 and 2.1% lower than in 2Q21. IT revenues from continued operations totaled R$ 97 million in 3Q21 (-10.8% y.o.y. and +2.4% q.o.q.). Data revenues totaled R$ 275 million in the quarter (-14.8% y.o.y. and -2.6% q.o.q.). Legacy copper revenues totaled R$ 198 million, maintaining the downward trend, down 15.8% y.o.y. and 3.3% q.o.q.

Small Enterprises

Net revenues from continued operations in the Small Enterprises segment totaled R$ 217 million in 3Q21, up 6.5% over 3Q20 and 3.4% higher than in 2Q21. The increase fiber penetration was the main driver for the revenue growth in the Small Enterprises segment.

The Company's strategy remais to maintain focus on extending penetration of fiber services as a network solution for small businesses. Oi continues to market regional offerings and intensify its sales initiatives together with FTTH and partnerships to monetize the segment.

According to the Strategic Plan for the next three years, the Company will focus on more simplified and attractive offers and services with higher speeds, therefore leveraging ARPU. Oi expects this business model will undergo major transformation due to greater digitization and analytics. In addition, OI is working on building a partnership ecosystem to offer services dedicated to the retail and small enterprises segments, such as digital marketing, online sales, security, vertical solutions, Oi Expert, and many other products.

Wholesale Legacy

The Wholesale segment is already in the transition phase of the structural separation process. As a result, the portion of its revenue that will integrate the V.tal in the future is allocated to the result of discontinued operations. Net revenues from continued operations in the Wholesale segment, which refers to revenues from copper infrastructure that will remain at Nova Oi, totaled R$ 81 million in 3Q21 (-7.1% y.o.y. and -9.3% q.o.q.). This decline is related to the migration of customers to speeds faster than those regulated by ANATEL.

Additional Information (Discontinued Operations)

Since the last quarter of 2020, the Company started to disclose the UPIs provided in the Amendment to the JRP as discontinued operations, as they represent assets available for sale. Accordingly, in the previous sections, in terms of revenue, we sought to provide more details about the continued portion of the Company's business (Nova Oi). However, in order to facilitate the analysis of the market, in this section we are providing as supplementary information an overview of the Personal Mobility segment, which has now been included in the total revenue from discontinued operations.

Personal Mobility

The Company accumulated R$ 1,568 million in net revenue from the Personal Mobility segment in 3Q21, down 5.2% over 3Q20. In the sequential comparison, this segment's net revenue increased 3.9%. The acceleration of customer migration from prepaid to postpaid, which has more profitable ARPU, contributed to this growth.

In postpaid, the Company increased its customer base to 13,111 thousand, an annual growth of 32.4% and 1.6% higher than the previous quarter. Postpaid revenue grew both in the sequential comparison (+5.1%), as well as in relation to 3Q20 (+4.7%).

Customer revenues (which exclude interconnection and handsets) from the Personal Mobility segment totaled R$ 1,501 million in the quarter (-4.2% y.o.y. and +4.2% q.o.q.).

Network usage revenues totaled R$ 54 million in 3Q21 (-6.5% y.o.y. and -4.7% q.o.q.).

The Company closed 3Q21 with 37,794 thousand RGUs in Personal Mobility, up 12.0% over 3Q20, or 4,056 thousand net additions, of which 3,212 thousand were addition in the postpaid segment and 844 thousand were additions in the prepaid segment. In the sequential comparison, the number of additions increased 1.3%, with a 1.1% growth in prepaid and a 1.6% growth in postpaid.

Oi's mobile customer base (Personal Mobility + B2B) totaled 40,702 thousand RGUs. 2,908 thousand of which in the B2B segment.

Operating Costs and Expenses

Table 5 – Breakdown of Routine Operating Costs and Expenses

R$ million	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Routine Operating Costs and Expenses								
Brazil	**3,020**	**3,212**	**3,063**	**-6.0%**	**-1.4%**	**9,349**	**9,455**	**-1.1%**
Personnel	553	602	530	-8.1%	4.4%	1,663	1,734	-4.1%
Interconnection	95	113	97	-16.3%	-2.3%	288	343	-16.1%
Third-Party Services	1,281	1,340	1,299	-4.4%	-1.4%	3,906	4,072	-4.1%
Network Maintenance Service	187	216	200	-13.7%	-6.9%	593	669	-11.4%
Handset Costs/Other (COGS)	19	28	16	-32.9%	17.1%	51	61	-15.9%
Marketing	95	94	137	2.0%	-30.5%	334	230	45.1%
Rent and Insurance	638	609	662	4.8%	-3.7%	1,948	1,762	10.6%
Provision for Contingencies	32	65	31	-50.0%	4.5%	111	131	-15.2%
Provision for Bad Debt	72	67	58	6.9%	23.7%	200	333	-39.8%
Taxes and Other Expenses (Revenues)	48	78	32	-38.1%	50.3%	254	120	111.8%
International Operations	**40**	**32**	**42**	**25.3%**	**-4.0%**	**130**	**189**	**-31.4%**
Routine OPEX	**3,060**	**3,244**	**3,104**	**-5.6%**	**-1.4%**	**9,479**	**9,645**	**-1.7%**

Consolidated operating costs and expenses, including international operations, totaled R$ 3,060 million in 3Q21 (-5.6% y.o.y. and -1.4% q.o.q.).

Routine Opex from Brazilian operations amounted to R$ 3,020 million in 3Q21 (-1.4% q.o.q and -6.0% y.o.y.).

As part of its transformation strategic plan, Oi continues to work on fronts related to cost reductions, simplification of operations, efficiency and digital transformation, preparing the Company to be lighter, more agile and focused on the customer's experience after this operational transition phase.

All of these initiatives were reflected in cost efficiency in the main lines that affect the Company's operation, such as Third Party Services and Network Maintenance Services, for example. On the other hand, this reduction was offset by cost increases related to efforts to commercial expansion (Marketing lines), especially in Fiber and Postpaid, in addition to seasonal inflation and FX variations on rental contracts, particularly in infrastructure for Rent and Insurance.

Personnel

Personnel expenses totaled R$ 553 million in 3Q21 (-8.1% y.o.y. and +4.4% q.o.q.). The main reason for the lower results in relation to the previous quarter was the cost of social charges related to the restructuring process, while the improvement in annual results was due to a reduction in provisions for the payment of variable remuneration related to operational, financial and quality goals set for 2021.

Interconnection

Interconnection costs in Brazilian operations amounted to R$ 95 million in 3Q21 (-16.3% y.o.y. and stable compared to 2Q21). In the annual comparison, there was a reduction in costs with international roaming, in addition to a drop in traffic for fixed and mobile networks.

Third-Party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,281 million in 3Q21 (-4.4% y.o.y. and -1.4% q.o.q.). The Company remains focused on cost reduction initiatives through automation and digitization, with a direct impact on the Customer Relations and Billing lines, as well as energy efficiency initiatives through the renewable energy matrix. In addition, contract renegotiations contributed to reducing these costs and expenses both year on year and quarter on quarter.

Network Maintenance Services

Network maintenance service costs and expenses totaled R$ 187 million in 3Q21 (-13.7% y.o.y. and -6.9% q.o.q.). This reduction is mainly a result of the following factors: (i) our continuous efforts to increase efficiency in field operations, as well as process and customer service digitization. The growing use of the virtual technical troubleshooting application is a great example of cost reduction in this line: (ii) growth and expansion of the Fiber network, replacing the legacy network, which is older and deteriorated, and requires more repairs; and (iii) contractual renegotiations with certain suppliers, which allowed us to reduce maintenance costs.

Handset Costs/Other (COGS)

Handset costs in Brazilian operations totaled R$ 19 million in the second quarter (-32.9% y.o.y. and +17.1% q.o.q.). The drop in the annual comparison is explained by the increase in handset sales volumes in the previous year with the reopening of stores in 3Q20, when restrictions imposed by the first COVID-19 wave were reduced.

Marketing

Marketing expenses totaled R$ 95 million in 3Q21, increasing 2% over the same period in the previous year, which the Company resumed its advertising campaigns, which had been suspended or postponed since 2Q20 because of the pandemic. These expenses were 30.5% lower in the sequential comparison, mainly due to the early Mother's Day campaigns in the mobile segment and Fiber campaigns during 2Q21.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 638 million in 3Q21 (+4.8% y.o.y. and -3.7% q.o.q.). This upturn in the annual comparison was mainly due to contractual adjustments by the IGP-M index in tower rental fees, as well as new expenses with tower rentals and data centers after the sale of two UPIs. In addition to the aforementioned reasons, the increase was also due to the rental capacity of EILD and FX variation on foreing currency contracts had a negative impact on rent expenses during this quarter.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 32 million in the quarter (-50.0% y.o.y. and in line with the previous quarter). The drop was due to the increase in reversals for provisions, mainly for labor contingencies.

Provision for Bad Debt

The provision for bad debt totaled R$ 72 million in 3Q21 (+6.9% y.o.y. and +23.7% q.o.q.). The changes in the annual and quarterly provisions were mainly in the retail segment, due to impacts in defaults observed due to the worsening of the country's macroeconomic scenario.

EBITDA

Table 6 – EBITDA and EBITDA Margin

	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Oi S.A.								
Routine EBITDA (R$ million)	**1,460**	**1,462**	**1,284**	**-0.2%**	**13.7%**	**3,883**	**4,354**	**-10.8%**
Brazil	**1,443**	**1,437**	**1,271**	**0.5%**	**13.6%**	**3,843**	**4,382**	**-12.3%**
International Operations	17	26	13	35.6%	-24.8%	41	-28	244.1%
Routine EBITDA Margin (%)	**32.3%**	**31.1%**	**29.3%**	**1.2 p.p.**	**3.0 p.p.**	**29.1%**	**31.1%**	**-2.0 p.p.**
Brazil	**32.3%**	**30.9%**	**29.3%**	**1.4 p.p.**	**3.0 p.p.**	**29.1%**	**31.7%**	**-2.5 p.p.**
International Operations	29.3%	44.6%	24.2%	-15.4 p.p.	5.1 p.p.	24.0%	-17.7%	41.6 p.p.
Non-routine Items (R$ million)	-62	22	-13	n.m.	n.m.	1,153	389	n.m.
EBITDA (R$ million)	**1,398**	**1,485**	**1,271**	**-5.9%**	**10.0%**	**5,037**	**4,743**	**6.2%**
Brazil	1,381	1,459	1,258	-5.4%	9.8%	4,996	4,490	11.3%
International Operations	17	26	13	-35.6%	24.8%	41	253	-83.8%
EBITDA Margin (%)	30.9%	31.6%	29.0%	-0.6 p.p.	2.0 p.p.	37.7%	33.9%	3.8 p.p.

Consolidated routine EBITDA totaled R$ 1,460 million in 3Q21, in line with 3Q20 and up 13.7% over 2Q21.

Routine EBITDA from Brazilian operations totaled R$ 1,443 million in 3Q21 (+0.5% y.o.y. and +13.6% q.o.q.). Routine EBITDA margin from Brazilian operations was 32.3%, increasing 1.4 p.p. over 3Q20 and 3.0 p.p. lower over 2Q21. The recovery in operating results and margin expansion were mainly the result of the strong and continuous growth in fiber revenues, the execution of the strict control and cost efficiency plan, in addition to the recovery in revenues for the personal mobility segment, which is currently part of the revenues from discontinued operations.

Routine EBITDA from international operations (Africa and East Timor) came to R$ 17 million in 3Q21, versus R$ 26 million in 3Q20 and R$ 13 million in 2Q21.

Non-routine items in 3Q21 totaled R$ 62 million and refer mainly to gains from the sale of assets and organizational restructuring.

Capex

Table 7 – Capex

R$ million	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Capex								
Brazil	**1,812**	**2,005**	**1,883**	**-9.6%**	**-3.8%**	**5,555**	**5,536**	**0.3%**
Fiber [1]	1,302	1,390	1,318	-6.3%	-1.2%	3,946	3,584	10.1%
Copper	149	200	207	-25.5%	-28.0%	529	670	-21.0%
DTH	12	17	12	-29.2%	-1.9%	36	52	-31.2%
Mobile	185	257	203	-27.9%	-8.7%	574	801	-28.3%
B2B	164	141	144	16.5%	14.2%	470	429	9.4%
International Operations	**13**	**13**	**13**	**-3.9%**	**0.0%**	**29**	**40**	**-25.8%**
Total	**1,825**	**2,018**	**1,896**	**-9.6%**	**-3.8%**	**5,584**	**5,576**	**0.2%**

[1] Includes Fiber + Wholesale.

The Company's consolidated Capex, including international operations, totaled R$ 1,825 million in 3Q21 (-9.6% y.o.y. and -3.8% q.o.q.). Capex in Brazilian operations amounted to R$ 1,812 million in 3Q21 (-9.6% y.o.y. and -3.8% q.o.q.). In the year, investments totaled R$ 5,555 million in the 9 months of 2021, practically in line with the same period in 2020. As a result, it is possible to observe that the reduction in the quarter was mainly due to the effect of the scheduling of investments, previously accelerated in the 1st semester.

The Company maintains its focus on its transformation plan in order to continue the expansion of the FTTH network in the country, bringing high-speed broadband to the customers' homes. Investments in Fiber totaled R$ 1,302 million, which representes 72% of the total Capex for the quarter. Fiber investments in the last quarters has already shown results above expectations, being directly responsible for the accelerated operational turnaround process that we are seeing in the residential segment.

Operational Cash Flow (Routine EBITDA – Capex)

Table 8 - Operational Cash Flow

R$ million	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Oi S.A.								
Routine EBITDA	1,460	1,462	1,284	-0.2%	13.7%	3,883	4,354	-10.8%
Capex	1,825	2,018	1,896	-9.6%	-3.8%	5,584	5,576	0.2%
Routine Operational Cash Flow (EBITDA - Capex)	**-365**	**-555**	**-612**	**-34.3%**	**-40.4%**	**-1,701**	**-1,222**	**39.2%**

Table 9 - Operational Cash Flow from Brazilian Operations

R$ million	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Oi S.A.								
Routine EBITDA	1,443	1,437	1,271	0.5%	13.6%	3,843	4,382	-12.3%
Capex	1,812	2,005	1,883	-9.6%	-3.8%	5,555	5,536	0.3%
Routine Operational Cash Flow (EBITDA - Capex)	**-369**	**-568**	**-613**	**-35.1%**	**-39.8%**	**-1,712**	**-1,154**	**48.4%**

Consolidated routine operational cash flow (routine EBITDA minus Capex) was negative by R$ 365 million in 3Q21, while routine operational cash flow from Brazilian operations was negative by R$ 369 million. This result is on schedule and reflects the continuity of the FTTH expansion project, which requires heavy investments to ensure the implementation of the Company's transformation plan.

Depreciation/Amortization

Table 10 – Depreciation and Amortization

R$ million	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Depreciation and Amortization								
Total	**1,087**	**1,740**	**1,015**	**-37.5%**	**7.1%**	**3,275**	**5,176**	**-36.7%**

Depreciation and amortization expenses totaled R$ 1,087 million in 3Q21 (-37.5% y.o.y. and +7.1% q.o.q.). The decline in the annual comparison was basically due to the cessation of depreciation and amortization of assets classified as held for sale in December 2020, as required by IFRS standards.

Financial Results

Table 11 – Financial Result (Oi S.A. Consolidated)

R$ million	3Q21	3Q20	2Q21	2021	2020
Oi S.A. Consolidated					
Net Interest (on fin. investments and loans and financing)	-809	-484	-545	-1,919	-1,510
Amortization of fair value adjustment	-483	-357	58	-901	-1,299
Net FX Result (on fin. investments and loans and financing)	-1,224	-440	1,924	-675	-3,766
Other Financial Income / Expenses	-2,314	-1,045	-237	-4,080	-5,353
Net Financial Income (Expenses)	**-4,830**	**-2,325**	**1,199**	**-7,576**	**-11,928**

Oi S.A. recorded a consolidated net financial expense of R$ 4,830 million in 3Q21, versus a net financial income of R$ 1,199 million in 2Q21 and expense of R$ 2,325 million in 3Q20. The reversal of the financial income in 3Q21 was mainly due to the negative impact of the depreciation of the real in 3Q21, versus the appreciation of the real in 2Q21. The "Other Financial Income/Expenses" line was impacted by the FX depreciation on onerous liabilities (contracts for data transmission via submarine cables and satellites), in addition to the monetary variation on contingencies. The "Net FX Result" line came in as a financial expense in 3Q21 due to the 8.74% depreciation of the real against the U.S. dollar in the period, compared to a 12.20% appreciation in the previous quarter. In turn, the "Net Interest" line rose due to disbursements made in the quarter, higher interest rates on debts linked to foreign currency due to the weaker Real, as well as increases in CDI and IPCA rates in the period.

In the annual comparison, consolidated net financial expenses increased due to the 8.74% depreciation of the real against the U.S. dollar in 3Q21 compared to a depreciation of 3.01% in 3Q20, resulting in higher financial expenses under the "Other Financial Income/Expenses" and "Net FX Result" lines. Finally, the "Net Interest" line also increased in the sequential and annual comparison periods, mainly due to disbursements during the period arising from higher interest accrued on debt in foreign currency and the increase in the CDI rate.

Net Earnings [Loss]

Table 12 – Net Earnings [Loss] [Oi S.A. Consolidated]

R$ million	3Q21	3Q20	2Q21	YoY	QoQ	2021	2020	YoY
Net Earnings [Loss]								
Earnings before interest and taxes [EBIT]	310	-255	256	n.m.	n.m.	1,762	-433	-507.0%
Financial Results	**-4,830**	**-2,325**	**1,199**	**n.m.**	**-502.9%**	**-7,576**	**-11,928**	**n.m.**
Income Tax and Social Contribution	**-292**	**1**	**-315**	**n.m.**	**n.m.**	**-900**	**34**	**n.m.**
Consolidated Net Income [Loss]	**-4,811**	**-2,580**	**1,139**	**86.5%**	**-522.4%**	**-6,714**	**-12,327**	**n.m.**
attributable to owners of the Company	-4,813	-2,638	1,139	82.4%	-522.5%	-6,711	-12,328	n.m.
attributable to non-controlling interests	1	58	0	n.m.	348.1%	-3	1	n.m.

The Company's operating results before the financial result and taxes [EBIT] was R$ 310 million, versus a negative result of R$ 255 million in 3Q20 and a positive result of R$ 256 million in 2Q21. In the quarter, the Company recorded a negative result of R$ 4,830 million and an expense of R$ 292 million in the Income Tax and Social Contribution line, resulting in a consolidated net loss of R$ 4,811 million.

Debt and Liquidity

Table 13 – Debt

R$ Million	Sep/21	Sep/20	Jun/21	% Gross Debt
Debt				
Short Term	2,960	195	6,401	8.7%
Long Term	31,072	26,734	22,715	91.3%
Total Debt	**34,031**	**26,929**	**29,116**	**100.0%**
Local Currency Exposure	14,884	9,300	12,418	43.7%
Foreign Currency Exposure	19,164	17,628	16,669	56.3%
Swaps	-17	0	29	0.0%
[-] Cash	-4,132	-5,686	-3,421	-12.1%
[=] Net Debt	**29,899**	**21,243**	**25,695**	**87.9%**

Oi S.A. ended with consolidated gross debt of R$ 34,031 million in 3Q21, increasing by R$ 4,915 million, or 16.9%, in relation to 2Q21. Compared to 3Q20, debt increased by 26.4%, or R$ 7,103 million. The increase in the sequential comparison was due to the 8.74% depreciation of the real against the U.S. dollar in 3Q21 and the accrual of interest and amortization on fair value adjustment. As well for the disbursements made in the period, for the issue of the 2nd Private Debenture, in the amount of R$ 2.0 billion, and the Senior Bond, in the amount of US$ 880 million, both at Oi Móvel. The debenture issue was provided in the Judicial Reorganization Plan and serves as a bridge loan, which must be prepaid upon the conclusion of the sale of UPI Móvel. A large portion from the proceeds of the Senior Bond were used to prepay the 1st Private Debenture Issue of Oi Móvel, which matured in January 2022. For this instrument, Oi Móvel must launch a repurchase offer after the conclusion of the sale of UPI Móvel, and each bondholder may adhere to the offer at their sole discretion. In 3Q21, the Company amortized R$ 4,245 million, which includes the prepayment of the 1st Private Debenture Issue previously mentioned and interest on the Qualified Bond. The increase in indebtedness year on year is

mainly related to disbursements made in the period. In addition to the debts detailed above, there was the issue of InfraCo's private debenture in the amount of R$2.5 billion, which should be prepaid in cash-in from the proceeds from the sale of control of this company.

At the end of 3Q21, debt in foreign currency accounted for 53.5% of fair value debt, with a consolidated average duration of approximately 8 years in the quarter. The Company closed 3Q21 with a consolidated cash position of R$ 4,132 million, 20.8% higher than in 2Q21 and 27.3% lower than in 3Q20. As a result, net debt totaled R$ 29,899 million in 3Q21, 16.4% higher than in 2Q21, mainly due to higher gross debt in the period. The increase in the cash position in the quarter was mainly due to the disbursements already mentioned, partially offset by the maintenance of the Capex level, in line with the Company's strategic plan, half-yearly interest on the Qualified Bond and the prepayment of the 1st debenture issued by Oi Móvel in January 2020.

Table 14 – Gross Debt Breakdown

R$ Million

Gross Debt Breakdown - 3Q21	Face Value	Fair Value Adjustment	Fair Value
BNDES	4,496	-	4,496
Local Banks	9,553	(3,937)	5,616
ECAs	9,363	(4,938)	4,425
Qualified Bonds	9,156	(698)	8,458
Facility "Non Qualified"	543	(145)	398
General Offering	6,034	(4,921)	1,113
V.Tal Convertible Deb.	2,726	-	2,726
Mobile Bridge Loan	2,069	-	2,069
Bonds 2026	4,904	-	4,904
Other	(174)	-	(174)
Total Gross Debt	**48,671**	**(14,639)**	**34,031**

Table 15 – Cash Position (Brazilian Operations)

R$ Million

2Q21 Cash Position	3,421
Routine EBITDA	1,443
IFRS16	-539
Capex	-1,812
Working capital	-459
Onerous liability	-305
Judicial Deposits + Taxes	75
Bond 2026	4,465
Mobile Bridge Loan	2,000
Oi Móbile Debenture	-3,768
Financial operations	-25
Payments to Creditors JR	-435
Non Core	72
3Q21 Cash Position	**4,132**

Additional Information

Table 16 – Income Statement (Oi S.A. Consolidated)

R$ million	3Q21	3Q20	2Q21	2021	2020
Net Operating Revenues	**4,520**	**4,706**	**4,389**	**13,362**	**13,998**
Operating Costs and Expenses	**-3,123**	**-3,221**	**-3,118**	**-8,326**	**-9,256**
Personnel	-564	-615	-544	-1,700	-1,771
Interconnection	-96	-115	-98	-291	-346
Third-Party Services	-1,294	-1,357	-1,314	-3,948	-4,120
Network Maintenance Service	-187	-217	-201	-594	-670
Handset Costs/Other (COGS)	-21	-33	-19	-60	-73
Marketing	-96	-94	-138	-337	-232
Rent and Insurance	-645	-613	-668	-1,965	-1,775
Provision for Contingencies	-57	-65	-31	-136	-126
Provision for Bad Debt	-73	-67	-58	-202	-333
Taxes and Other Revenues (Expenses)	-90	-45	-47	905	194
EBITDA	**1,398**	**1,485**	**1,271**	**5,037**	**4,743**
Margin %	30.9%	31.6%	29.0%	37.7%	33.9%
Depreciation and Amortization	-1,087	-1,740	-1,015	-3,275	-5,176
EBIT	**310**	**-255**	**256**	**1,762**	**-433**
Financial Expenses	-4,817	-2,402	1,159	-7,788	-12,705
Financial Income	-12	77	40	213	777
Net Earnings (Loss) Before Tax and Social Contribution	**-4,520**	**-2,580**	**1,454**	**-5,814**	**-12,361**
Income Tax and Social Contribution	-292	1	-315	-900	34
Consolidated Net Earnings (Loss)	**-4,811**	**-2,580**	**1,139**	**-6,714**	**-12,327**
Margin %	-106.4%	-54.8%	26.0%	-50.2%	-88.1%
Profit (Loss) attributed to the controlling shareholders	-4,813	-2,638	1,139	-6,711	-12,328
Profit (Loss) attributed to the non-controlling shareholders	1	59	0	-3	1

Table 17 – Balance Sheet (Oi S.A. Consolidated)

R$ million	09/30/2021	06/30/2021	09/30/2020
TOTAL ASSETS	**75,529**	**74,894**	**72,664**
Current	**14,773**	**14,301**	**18,179**
Cash and cash equivalents	3,931	1,976	5,463
Financial investments	192	1,435	191
Derivatives	25	0	0
Accounts Receivable	5,357	5,258	6,343
Inventories	434	444	306
Recoverable Taxes	370	366	446
Other Taxes	1,111	1,252	1,921
Assets in Escrow	1,356	1,165	1,272
Held-for-sale Assets	114	108	480
Other Current Assets	1,883	2,296	1,757
Non-Current Assets	**60,757**	**60,594**	**54,485**
Long Term	10,100	11,030	9,437
.Recoverable and Deferred Taxes	3,671	3,671	123
.Other Taxes	1,216	1,341	1,721
.Financial investments	9	10	32
.Assets in Escrow	4,114	4,807	6,294
.Other	1,090	1,201	1,268
Investments	113	113	125
Property Plant and Equipment	46,561	45,283	41,413
Intagible Assets	3,982	4,473	3,644

TOTAL LIABILITIES	75,529	74,894	72,664
Current	**15,507**	**18,876**	**12,136**
Suppliers	4,655	5,111	4,684
Leases	1,988	1,941	1,671
Loans and Financing	2,976	6,372	195
Credit Assignment - Sistel	197	197	197
Financial Instruments	4	37	0
Payroll and Related Accruals	727	709	942
Provisions	873	546	667
Payable Taxes	11	11	16
Other Taxes	1,904	1,829	1,511
Dividends Payable	21	20	6
Liabilities associated to held-for-sale assets	30	30	159
Authorizations and Concessions Payable	58	54	78
Other Accounts Payable	2,063	2,020	2,011
Non-Current Liabilities	**58,944**	**50,142**	**54,526**
Suppliers	3,607	3,453	3,943
Leases	8,243	8,081	7,017
Loans and Financing	31,072	22,715	26,734
Credit Assignment - Sistel	33	82	230
Payable and Deferred Taxes	878	588	0
Other Taxes	1,320	1,318	1,375
Contingency Provisions	4,519	4,904	4,542
Pension Fund Provision	779	752	675
Other Accounts Payable	8,493	8,248	10,011
Shareholders' Equity	**1,079**	**5,876**	**6,003**

Table 18 – Income Statement Reconciliation (Oi S.A. – Continued Operations)

For accounting purposes, the UPIs set forth in the Amendment to the Judicial Reorganization Plan (Mobile Asset UPI, InfraCo UPI, TVCo UPI and Data Center UPI) are classified as discontinued operations, as they represent assets available for sale. Accordingly, following accounting rules, the Financial Statements presented in the Quarterly Information (ITR) refer only to the Company's continued operations.

To facilitate the analysis of the evolution of the Company's results, in line with the information usually disclosed in previous years, the table below presents a restatement of the consolidated information, which comprises the sum of the results from continued and discontinued operations. For comparison purposes, this Press Release uses the consolidated information in its analysis. For more information, please refer to note 30 of the Quarterly Information (ITR).

It is worth noting that the result of continued operations considers the businesses that will be sold not to be part of the result of the operations on the reporting dates, as it segregates the result of the UPIs that will be sold. This should not be used as an approximation of the Company's results after the completion of the sale of the UPIs. The statement is an accounting document and does not consider all the changes that will happen in the Company's operation and business during its ongoing transformation process.

R$ million	3Q21		
	Consolidated	Discontinued Operations	Continued Operations
Net Operating Revenues	**4,520**	**2,277**	**2,244**
Operating Costs and Expenses	**-3,123**	**-1,346**	**-1,777**
Personnel	-564	-106	-458
Interconnection	-96	-59	-37
Third-Party Services	-1,294	-649	-645
Network Maintenance Service	-187	-80	-108
Handset Costs/Other (COGS)	-21	-19	-3
Marketing	-96	-15	-81
Rent and Insurance	-645	-327	-318
Provision for Contingencies	-32	1	-33
Provision for Bad Debt	-73	-60	-13
Taxes and Other Revenues (Expenses)	-114	-32	-83
EBITDA	**1,398**	**931**	**467**
Margin %	30.9%	40.9%	20.8%
Depreciation and Amortization	-1,087	0	-1,087
EBIT	**310**	**931**	**-621**
Financial Income	-12	22	-35
Financial Expenses	-4,817	-597	-4,221
Net Earnings (Loss) Before Tax and Social Contribution	**-4,520**	**357**	**-4,876**
Income Tax and Social Contribution	-292	-291	-1
Consolidated Net Earnings (Loss)	**-4,811**	**66**	**-4,878**

Subsequent Events

- On October 1, 2021, the Company disclosed a Material Fact to its shareholders and the market in general announcing it signed an Investment Agreement and Other Covenants with the purpose of selling shares representing the control of SPE InfraCo to the Investor, whose winning proposal in the competitive procurement process was ratified by the Judge of the 7th Corporate Court of the Capital of the State of Rio de Janeiro, in a hearing held on July 7, 2020, under the terms of the Amendment to the Judicial Reorganization Plan approved by the creditors at the Creditors' General Meeting and ratified by the Judge of the 7th Corporate Court of the Capital of the State of Rio de Janeiro on October 5, 2020.

- On October 1, 2021, the Company disclosed a Material Fact to its shareholders and the market in general announcing that its Board of Directors, in a meeting held on September 30, 2021, approved the Company's intention to: (i) delist its American Depositary Receipts (ADRs), each representing five (5) common shares issued by the Company (Common ADRs), from the New York Stock Exchange (NYSE) while maintaining a Level 1 ADR program for its Common ADRs to trade over-the-counter in the United States together with its Preferred ADRs, which currently trade over-the-counter; and (ii) once the Company meets the relevant criteria, terminate its registration with the U.S. Securities and Exchange Commission (SEC).

- On October 18, 2021, the Company disclosed a Material Fact to its shareholders and the market in general announcing that it gained awareness that the General Superintendence of the Administrative Council for Economic Defense (CADE) published, on this date, Order SG 1538/2021 approving the partial sale of UPI InfraCo without restrictions.

- On October 28, 2021, the Company disclosed a Material Fact to its shareholders and the market in general announcing that, effective on this date, the Company had voluntarily delisted its American Depositary Receipts (Common ADRs) from the NYSE and the Common ADRs began to trade over-the-counter in the United States under the ticker symbol "OIBZQ."

- On November 4, 2021, the Company disclosed its shareholders and the market in general that, on this date, the certificate of the final and unappealable decision by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) that approved without restrictions the sale by the Company and Oi Móvel S.A - In Judicial Reorganization to the Globenet Cabos Submarinos S.A of shares representing the control of the Brasil Telecom Comunicação Multimídia S.A ("SPE InfraCo"), pursuant to Concentration Act no. 08700.005071/2021.

CVM INSTRUCTION 358, ARTICLE 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly held company, must notify the Brazilian Securities and Exchange Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its shares, or of rights over those shares or other securities that it has issued.

Table 19 – Shares of the Company's Capital Stock

	Capital	Treasury	Free-Float[1]
Common	6,440,496,850	644,020,099	5,795,724,240
Preferred	157,727,241	1,811,755	155,915,485
Total	**6,598,224,091**	**645,831,854**	**5,951,639,725**

Shareholding position as of September 30, 2021.
(1) The outstanding shares do not consider treasury shares of the shares held by the Board of Directors and by the Executive Board.

Please note

The main tables in this Earnings Release will be available in Excel format in the "Financial Information/Quarterly Reports" section of the Company's website (www.oi.com.br/ri).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company's website: https://ri.oi.com.br/glossario/

DISCLAIMER

Rio de Janeiro - November 10, 2021. This report includes consolidated financial and operating information for Oi S.A. - Under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") and its direct and indirect subsidiaries as of March 31, 2020. In compliance with CVM instructions, the information is presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as "projects", "estimates", "anticipates", "expects", "plans", "hopes" and so on is intended to indicate possible trends and forward-looking statements, which, clearly, involve uncertainty and risk, so that future results may differ from current expectations. These statements are based on various assumptions and factors, including economic, market, industry conditions, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations

Marcelo Ferreira +55 (21) 3131-1314 marcelo.asferreira@oi.net.br